

03025831

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission file number 0-25188

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Washington Mutual, Inc. Retirement Savings and Investment Plan
1191 Second Avenue, SAS0106
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101

Total number of pages is 17

Exhibit Index is on page 14

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2002 AND 2001,
AND SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2002, AND
INDEPENDENT AUDITORS' REPORT

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3300
925 Fourth Ave.
Seattle, Washington 98104-1126

Tel: (206) 716-7000
Fax: (206) 965-7000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

Directors' Compensation and Stock Option Committee
Washington Mutual, Inc.
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Washington Mutual, Inc. Retirement Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments:		
Cash	$ 966,159	$ 387,393
Investments held in mutual funds	754,589,653	619,949,027
Washington Mutual, Inc. common stock	222,960,762	179,744,902
Investments held in individually directed portfolios	97,159,574	114,141,241
Loans receivable from participants	3,253,132	1,629,961
Total investments	1,078,929,280	915,852,524
Receivables:		
Participant contributions	789,745	673,326
Employer contributions	55,769,232	38,390,742
Interest and dividends	212,717	260,018
Total receivables	56,771,694	39,324,086
NET ASSETS AVAILABLE FOR BENEFITS	$1,135,700,974	$ 955,176,610

See notes to financial statements.

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income (loss):		
Net depreciation in fair value of investments	$ (127,003,152)	$ (26,475,891)
Interest and dividend income	15,642,622	14,636,784
	(111,360,530)	(11,839,107)
Contributions:		
Participant	122,645,060	93,194,976
Employer	90,269,048	63,948,546
	212,914,108	157,143,522
Total additions	101,553,578	145,304,415
DEDUCTIONS:		
Benefits paid to participants	(102,811,619)	(83,669,881)
Administrative expense	(20,937)	(285,580)
Total deductions	(102,832,556)	(83,955,461)
Net increase (decrease)	(1,278,978)	61,348,954
TRANSFER FROM ACQUIRED PLANS	181,803,342	41,143,340
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of the year	955,176,610	852,684,316
End of the year	$1,135,700,974	$ 955,176,610

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Washington Mutual, Inc. Retirement Savings and Investment Plan (the "Plan" or the "RSIP") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that provides for participant elective deferrals, employer matching contributions, and discretionary profit sharing contributions. All employees of Washington Mutual, Inc. and its subsidiaries (the "Company") are eligible to participate in the Plan on the first day of the month coinciding with or following their employment, but must meet additional criteria to be eligible for employer matching contributions and profit sharing contributions.

The Plan is sponsored by the Company, and is administered by the Human Resources Committee (the "Committee") appointed by the Board of Directors of the Company (the "Board"). The Committee has delegated its administrative duties to the Plan Administration Committee (the "PAC"). The PAC has appointed certain employees of the Company to perform the daily administrative functions pertaining to the operation of the Plan.

The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may make tax deferred contributions of up to 50% of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code ("IRC"). After completion of 12 months of service, participant contributions are matched by the Company dollar for dollar up to a maximum of 3% of participants' eligible compensation. The Plan also provides that the Board may, in its sole discretion, make a profit sharing contribution on behalf of all eligible participants. Discretionary contributions have historically been stated in terms of a percentage of each eligible participant's compensation, as defined in the Plan.

Company contributions have been made in cash and Company stock and were invested as directed by the employee into various investment options. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution, allocations of Company's contributions, and Plan earnings. Earnings are allocated based upon the participant's account balance in each of the available funds. The Company and the Plan currently pay all expenses for administration of the Plan, other than transaction fees for the Individually Directed Portfolio ("IDP").

Vesting: Participants are vested immediately in their contributions and actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service as set forth in the schedule below.

Years of Service	Percent Vested
1	0%
2	25%
3	50%
4	75%
5	100%

Account balances related to merged plans will continue to vest in accordance with the predecessor plan.

Employees are immediately 100% vested upon death, permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct their contributions to one or more of the investment options listed below. Participants may change the investment fund directions monthly and there are no restrictions on how much a participant invests in any one fund or account, nor when or how often participants can transfer account balances.

Harris Stable Income Fund
WM Money Market Fund
WM Equity Income Fund
WM Growth & Income Fund
WM West Coast Equity Fund
WM Growth Fund
WM Mid Cap Stock Fund
WM Small Cap Stock Fund
WM International Growth Fund
Washington Mutual, Inc. Common Stock Fund – E.S.O.P.
WM Strategic Growth Portfolio
WM Conservative Growth Portfolio
WM Balanced Portfolio
WM Conservative Balanced Portfolio
WM Flexible Income Portfolio
Individually Directed Portfolio

Participant Loans: The Plan does not generally provide for participant loans except for participant loans that were transferred to the Plan as a result of plan mergers. Participants with these grandfathered loans may not borrow any additional amounts. The loans are secured by the vested account balances and bear interest at a rate equal to the prime rate or the prime rate plus 1% in effect as of the day the loan is approved, or in some cases 1% above the yield on certain savings account investments. As of December 31, 2002, the range of interest rates was from 4.54% to 11.00%. Principal and interest is paid ratably through payroll deductions or by individual check.

Payment of Benefits: Upon termination of service due to death, disability or retirement, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59½. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.

Forfeitures: Forfeitures of Company contributions that are not vested for a terminated participant are used to reduce future Company contributions or pay plan expenses. At December 31, 2002 and 2001, the forfeiture balance totaled $158,949 and $104,885, respectively. Employer contributions were reduced by $2,348,000 in 2002 and $1,930,000 in 2001.

Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and distribution of participants' account balances, trustee fees, and recordkeeper fees are paid by the Company or the Plan. Transaction fees for the IDP are paid by the participants.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments in the funds are stated at fair value, which, except for the Stable Income Fund, is determined by quoted market prices. The Stable Income Fund is estimated by management based on the unit value of the fund derived from the fair value of the underlying assets, substantially all of which are based on estimated fair market value. The Company's stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

	2002	2001
Washington Mutual, Inc. Common Stock Fund – E.S.O.P.	$ 222,960,762	$ 179,744,902
WM Growth & Income Fund	231,719,591	245,748,439
WM Equity Income Fund	68,303,741	69,623,649
WM West Coast Equity Fund	$ 120,171,600	$ 136,331,392
WM Money Market Fund	145,254,822	94,647,625
Harris Stable Income Fund	60,595,034	-

NOTE 4: BENEFITS PAYABLE TO PARTICIPANTS

As of December 31, 2002 and 2001, net assets available for benefits included benefit payments of $2,598,304 and $1,672,635, respectively, due to participants who had withdrawn from participation in the Plan.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Washington Mutual Advisors, Inc., a subsidiary of Washington Mutual, Inc., and by Harris Trust Company who is also the Plan trustee. These entities qualify as parties-in-interest. Administrative fees paid by the Plan to parties-in-interest amounted to $20,937 and $285,580 for the years ended December 31, 2002 and 2001, respectively.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7: PLAN MERGERS AND AMENDMENTS

Dime Bancorp, Inc. merged with the Company on January 4, 2002. The Retirement 401(k) Investment Plan of Dime Bancorp, Inc. merged into the RSIP on July 1, 2002. The Lakeview Savings Bank Salary Savings Plan merged into the RSIP on August 1, 2002. The total amount of assets transferred to the Plan in 2002 was $181,298,221 by the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. and $505,121 by the Lakeview Savings Bank Salary Savings Plan. Account balances of former Dime Bancorp, Inc. and Lakeview Savings Bank employees who continue employment with the Company will continue to vest in accordance with the provisions of the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. and the Lakeview Savings Bank Salary Savings Plan.

Bank United merged with the Company on February 9, 2001, and effective July 1, 2001, the Bank United 401(k) Plan was merged into the RSIP. The total amount of the assets transferred to the Plan in 2001 was $41,143,340. Account balances of former Bank United employees who continue employment with the Company will continue to vest in accordance with the provisions of the Bank United 401(k) Plan.

The mergers were completed by transferring all investments in the Retirement 401(k) Investment Plan of Dime Bancorp, Inc., the Lakeview Savings Bank Salary Savings Plan and the Bank United 401(k) Plan fund options to similar funds, to the extent possible, within the RSIP.

NOTE 8: TAX STATUS

The Plan administrator obtained a determination letter dated May 31, 1996 from the Internal Revenue Service stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan's tax-exempt status has not been affected. In addition, the Plan filed an application for a determination letter on February 28, 2002. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

Schedule of Assets Held for Investment Purposes at End of Year December 31, 2002

Description	Shares/ Par Value	Fair Value
Investments held in funds:		
Equities:		
Washington Mutual, Inc. Common Stock Fund – E.S.O.P.*	6,457,016	$ 222,960,762
Common/Collective funds:		
Harris Stable Income Fund*	63,245,000	60,595,034
WM Money Market Fund*	145,254,822	145,254,822
WM Equity Income Fund*	5,254,134	68,303,741
WM Growth & Income Fund *	12,579,782	231,719,591
WM West Coast Equity Fund *	5,005,065	120,171,600
WM Growth Fund *	384,191	4,329,835
WM Mid Cap Stock Fund *	1,674,482	21,466,863
WM Small Cap Stock Fund *	803,883	6,688,305
WM International Growth Fund *	1,407,481	9,542,723
WM Strategic Growth Portfolio *	709,747	8,907,323
WM Conservative Growth Portfolio *	567,318	6,898,583
WM Balanced Portfolio *	1,712,264	21,266,313
WM Conservative Balanced Portfolio *	325,865	3,170,664
WM Flexible Income Portfolio *	3,728,788	46,274,256
Investments held in Individually Directed Portfolios*		97,159,574
Loans receivable from participants*		3,253,132
Total		$1,077,963,121

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

By: Human Resources Committee of Washington Mutual, Inc. Board of Directors, as Plan Administrator



Date: June 26, 2003

Daryl D. David, Executive Vice President
of Washington Mutual, Inc.

INDEX OF EXHIBITS

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-69503 and 33-86840 of Washington Mutual, Inc. on Forms S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of the Washington Mutual, Inc. Retirement Savings and Investment Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2003

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Kerry K. Killinger, the Chief Executive Officer of Washington Mutual, Inc., does hereby certify that this report on Form 11-K for the period ending December 31, 2002 fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Washington Mutual, Inc. Retirement Savings and Investment Plan.

By: 

Kerry K. Killinger
Chairman, President and Chief Executive Officer of
Washington Mutual, Inc.

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Thomas W. Casey, the Chief Financial Officer of Washington Mutual, Inc., does hereby certify that this report on Form 11-K for the period ending December 31, 2002 fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Washington Mutual, Inc. Retirement Savings and Investment Plan.

By: 

Thomas W. Casey
Executive Vice President and Chief Financial Officer
of Washington Mutual, Inc.